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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                     FORM 12b-25
                             NOTIFICATION OF LATE FILING

                                                  Commission File Number 1-9431
(Check one)
/X/Form 10-K and Form 10-KSB / / Form 11-K
/ /Form 20-F / / Form 10-Q and Form 10-QSB / / Form N-SAR

    For period ended March 31, 1997.

/ /Transition Report on Form 10-K and Form 10-KSB
/ /Transition Report on Form 20-F
/ /Transition Report on Form 11-K
/ /Transition Report on Form 10-Q and Form 10-QSB
/ /Transition Report on Form N-SAR

    For the transition period ended___________________________________________

    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:_______________________
_______________________________________________________________________________

                                        PART I
                                REGISTRANT INFORMATION

    Full name of registrant:      ESCAgenetics Corporation

    Former name if applicable:    Escagen Corporation

    Address of principal executive office (STREET AND NUMBER)
    Suite 605, 1075 Bellevue Way NE

    City, State and Zip Code:     Bellevue, WA 98004


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                                       PART II
                               RULE 12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    /X/(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    /X/(b)    The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    / /(c)    The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                                       PART III
                                      NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11 K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's Form 10-KSB could not be filed within the prescribed time period due to a lack of manpower and unanticipated delays in completion of the Registrant's audit.

                                       PART IV
                                  OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

         Michelle Kline                            (425) 901-3595
         (Name)                             (Area Code) (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company


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Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, identify report(s).
                                                                  / /Yes /X/No

    Form 10-KSB for the year ended March 31, 1996, and Form 10-QSB for the quarter ended June 30, 1996, were not filed.

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   /X/Yes / /No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   Paragraph 36 of AICPA Statement of Position 90-7 requires that the Registrant use "fresh start" reporting in connection with its bankruptcy filing and GFL Ultra Fund, Ltd.'s acquisition of 90% of the Registrant's outstanding shares of common stock. The Registrant's balance sheet as of August 22, 1996, the effective date of the Third Amended Plan of Reorganization, has been adjusted to reflect the current value of the Company as of that date. Fresh start reporting requires that purchase accounting principles be applied. This means that the operating statements of the "old" company are not to be included in the financial statements of the "new" company; that the "purchase price" (current value) must be allocated to the assets acquired and the liabilities assumed; and that retained earnings are fixed at zero.

   For further discussion, see the discussion in fresh start reporting in Registrant's Form 10-QSB for the quarter ended December 31, 1996.

                               ESCAgenetics Corporation
                     (Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   July 1, 1997



                        /s/ Michelle Kline
                        ----------------------------------
                        By Michelle Kline, President